

03025442

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
JUN 2 7 2003
PROCESSING
WASH. D.C.
SECTION
188

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ___________


PROCESSED
JUL 0 2 2003
THOMSON
FINANCIAL

Commission File Number: 0-238001

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

LACROSSE FOOTWEAR, INC. EMPLOYEES' RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LACROSSE FOOTWEAR, INC.
18550 NE Riverside Parkway
Portland, Oregon 97230

Exhibit Index is on page 17

REQUIRED INFORMATION

The following financial statements and schedules of the LaCrosse Footwear, Inc. Employees' Retirement Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

LACROSSE FOOTWEAR, INC.
EMPLOYEES' RETIREMENT
SAVINGS PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
WITH INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

LACROSSE FOOTWEAR, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN

CONTENTS

DECEMBER 31, 2002



Hawkins, Ash, Baptie & Company, LLP

Certified Public Accountants ◆ *Management Consultants*

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee
LaCrosse Footwear, Inc. Employees' Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the LaCrosse Footwear, Inc. Employees' Retirement Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the LaCrosse Footwear, Inc. Employees' Retirement Savings Plan as of December 31, 2002 and 2001, and the changes in the net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions together referred to as "supplemental information", are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's Management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hawkins, Ash, Baptie & Co., LLP
La Crosse, Wisconsin
May 29, 2003

LACROSSE FOOTWEAR, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,	
ASSETS	2002	2001
Investments, at fair value		
Common stock - LaCrosse Footwear, Inc.	$ 75,689	$ 93,203
Value of interest in common trust and mutual funds		
First American Equity Index Fund	337,928	529,506
Brandywine Fund	787,308	1,603,653
Nueberger Berman Guardian Fund	--	418,919
Firstar Select Equity Growth Fund	--	2,046,839
Heartland Value Fund	319,562	326,506
Firstar Growth & Income Fund	--	108,917
American Century Ultra Fund	78,582	194,187
Janus Investment Mercury Fund	162,810	321,029
Firstar Total Return Bond Fund	--	84,790
American Euro Pacific Growth Fund	22,842	--
Federated Capital Appreciation Fund	344,677	--
First American Equity Income Fund	462,433	--
First American Small Capital Index Fund	16,094	--
First American Mid Capital Index Fund	14,390	--
First American Small Cap Core Fund	152,018	--
First American Mid Capital Core Fund	257,118	--
First American Bond Immdex Fund	297,663	--
Other miscellaneous funds	2,924	--
	$ 3,332,038	$ 5,727,549
Receivables		
Pending trades	$ 603	$ 53,739
Employer contributions	41,897	26,224
Participant contributions	926	31,881
Accrued interest and dividends	1,330	3,298
	$ 44,756	$ 115,142
Cash and cash equivalents	$ 1,338,319	$ 2,111,463
TOTAL ASSETS	$ 4,715,113	$ 7,954,154
LIABILITIES		
Pending trades	$ --	$ 569
NET ASSETS AVAILABLE FOR BENEFITS	**$ 4,715,113**	**$ 7,953,585**

The accompanying notes are an integral part of these financial statements.

LACROSSE FOOTWEAR, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEAR ENDED DECEMBER 31,	
	2002	2001
ADDITIONS (SUBTRACTIONS)		
Additions to Net Assets Attributed to Investment Income:		
Net (depreciation) in fair value of investments	$ (964,761)	$(1,138,485)
Interest and dividends	65,358	127,875
Employer contributions	145,598	143,651
Participant contributions	391,182	467,381
Rollover contribution	8,424	254
Transfers between funds	37,186	25,638
TOTAL (SUBTRACTIONS)	$ (317,013)	$ (373,686)
DEDUCTIONS		
Deductions in Net Assets Attributed to:		
Benefits paid	$ 2,859,103	$ 3,304,084
Administrative expenses	25,170	33,141
Transfers between funds	37,186	25,638
TOTAL DEDUCTIONS	$ 2,921,459	$ 3,362,863
NET (DECREASE)	$ (3,238,472)	$ (3,736,549)
Net Assets Available for Benefits		
Beginning of year	7,953,585	11,690,134
END OF YEAR	**$ 4,715,113**	**$ 7,953,585**

The accompanying notes are an integral part of these financial statements.

LACROSSE FOOTWEAR, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1 - Plan Description

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

Effective Date - The LaCrosse Footwear, Inc. Employees' Retirement Savings Plan (Trust) became effective January 1, 1957.

General - The Plan is a defined contribution plan covering all employees of LaCrosse Footwear, Inc. and Danner Shoe Manufacturing Company, who meet the eligibility requirements and elect to participate in the Plan, with the exception of the employees of the collective bargaining unit.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, ("ERISA").

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the company's contribution and, (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings, thereon. Participants are vested in the employer-matching contributions plus actual earnings after three years of credited service.

Forfeited Accounts - At December 31, 2002, forfeited non-vested accounts totaled $20,143. These accounts will be used as soon as administratively possible, to reduce future employer contributions in 2003.

Payment of Benefits - On termination of service, a participant may elect to receive:

1) A lump-sum amount equal to the value of his or her vested account balance.
2) In annual installments of at least $1,000 for a period not to exceed 10 years.
3) Any combination of the foregoing.

NOTE 2 - Summary of Significant Accounting Policies

Investment Administration and Valuation - The activities of the Trust are administered by an outside, independent trustee. The investments of the Plan are accounted for on a market value basis. The fair values as presented on the statement of net assets available for benefits are as determined by the trustee.

Administrative Expenses - All administrative expenses may be paid out of the trust fund unless paid by the Plan Sponsor. The Trust paid administrative expenses of $25,170 and $33,141, respectively, during 2002 and 2001.

NOTE 2 - Summary of Significant Accounting Policies - Continued

Basis of Accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Trustee to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Payment of Benefits - Benefits are recorded when paid.

NOTE 3 - Funding Policy

Participants may elect to contribute up to 30 percent of their annual compensation (15 percent prior to January 1, 2002, as defined by the plan document. Each participating employer shall make employer-matching contributions in an amount equal to the stated percentage as follows:

LaCrosse Footwear, Inc.	40 percent of the first 5 percent of compensation deferred
Danner Shoe Manufacturing Co.	50 percent of the first 4 percent of compensation deferred (prior to 1/1/02, 100 percent of the first 2 percent of compensation deferred)
Others	100 percent of the first 2 percent of compensation deferred

The Plan also allows participating employers to make discretionary contributions as defined by the plan document. For the plan years ending December 31, 2002 and 2001, the Employer made discretionary profit sharing contributions of $41,377 and $16,496, respectively.

NOTE 4 - Plan Termination

Although it has not expressed any intent to do so, the company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100 percent vested in their accounts. Participant's accounts may be transferred to a successor plan or held in the trust fund until the participant's retirement, death or other termination of employment. If payment of benefits is deferred, participants will continue to share in the investments gains and losses and administrative expenses of the trust fund until the valuation prior to the time that benefits are received.

NOTE 5 - Investments

The Plan's investments are held by a bank-administered trust fund. The following table presents investments that represent 5 percent or more of the Plan's net assets.

LACROSSE FOOTWEAR, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2002 AND 2001

NOTE 5 - Investments - Continued

Investments at fair value as determined by quoted market price:

	DECEMBER 31,			
	2002		2001	
	SHARES	FAIR MARKET	SHARES	FAIR MARKET
Value of interest in common trust and mutual funds:				
First American Equity Index Fund*	20,468	$ 337,928	24,640	$ 529,506
Brandywine Fund	43,069	787,308	68,679	1,603,653
Nueberger Berman Guardian Fund	--	--	29,011	418,919
Firstar Select Equity Growth Fund*	--	--	88,783	2,046,839
Heartland Value Fund	10,158	319,562	**	**
Federated Capital Appreciation Fund	17,794	344,677	--	--
First American Equity Income Fund*	44,766	462,433	--	--
First American Mid Capital Core Fund*	8,787	257,118	--	--
First American Bond Immdex Fund*	10,177	297,663	--	--

* Represents party in interest transaction
** Investment is less than 5 percent of the Plan's net assets

During 2002 and 2001, the Plan's investments (depreciated) in value by $(964,761) and $(1,138,485) , respectively. For financial statement purposes, realized gains and losses are calculated using historical cost figures. IRS Form 5500 reflects realized gains and losses using revalued cost figures as of the beginning of the plan year. The (depreciation) in value is composed of aggregate realized and unrealized (loss) as follows:

	YEAR ENDED DECEMBER 31,	
	2002	2001
Realized	$ (763,309)	$ (265,115)
Unrealized	(201,452)	(873,370)
TOTAL	**$ (964,761)**	**$ (1,138,485)**

The (depreciation) by major class of investment is as follows:

	2002	2001
Common stocks	$ (23,298)	$ (2,571)
Common trust funds	(393,668)	(410,520)
Mutual funds	(547,795)	(725,394)
TOTAL	**$ (964,761)**	**$ (1,138,485)**

NOTE 6 - Tax Status

The Plan obtained its latest determination letter on September 20, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's Tax Counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 7 - Plan Amendment

Effective January 1, 2002, the Plan provided for an employer-matching contribution for Danner Shoe Manufacturing Company's employees equal to 50 percent of the first 4 percent of compensation deferred (for a maximum employer-matching contribution of 2 percent). Prior to January 1, 2002, the Plan provided for an employer-matching contribution equal to 100 percent of the first two percent of compensation deferred (for a maximum employer-matching contribution of 2 percent).

Also effective January 1, 2002, the Plan was amended to comply with the provisions of the Economic Growth and Tax Relief Act of 2001.

Effective December 19, 2002, participants were no longer allowed to direct salary deferrals into the LaCrosse Footwear, Inc. stock fund.

NOTE 8 - Transactions With Parties-in-Interest

Fees for legal and professional services rendered to the Plan may be paid for by the company at its discretion. The Plan invests in certain common trust and mutual funds that are managed by the Plan Trustee. Also, transactions involving LaCrosse Footwear, Inc. common stock are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

SUPPLEMENTAL INFORMATION

LACROSSE FOOTWEAR, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2002
PLAN 003
39-1446816

(a)	(b) Identity of Issue	(c) Description	(d) Cost	(e) Current Value
*	Common Stock	LaCrosse Footwear, Inc.	$ 164,161	$ 75,689
*	Mutual Funds	First American Equity Index Fund	456,736	337,928
*	Mutual Funds	First American Equity Income Fund	463,631	462,433
*	Mutual Funds	First American Small Capital Index Fund	16,611	16,094
*	Mutual Funds	First American Mid Capital Index Fund	14,649	14,390
*	Mutual Funds	First American Small Cap Core Fund	150,693	152,018
*	Mutual Funds	First American Mid Capital Core Fund	254,894	257,118
*	Mutual Funds	First American Bond Immdex Fund	295,562	297,663
	Mutual Funds	Brandywine Fund	1,346,450	787,308
	Mutual Funds	Heartland Value Fund	354,688	319,562
	Mutual Funds	American Century Ultra Fund	134,072	78,582
	Mutual Funds	Janus Investment Mercury Fund	377,077	162,810
	Mutual Funds	American Euro Pacific Growth Fund	23,159	22,842
	Mutual Funds	Federated Capital Appreciation Fund	347,905	344,677
	Mutual Funds	Other miscellaneous funds	2,937	2,924
	Cash/Money Market Funds	Cash & Cash Equivalents	1,338,319	1,338,319
				$ 4,670,357

SCHEDULE OF INVESTMENT ASSETS
THAT WERE BOTH ACQUIRED AND
DISPOSED OF WITHIN THE PLAN YEAR

(a) Identity of Issue	(b) Description	(c) Cost of Acquisition	(d) Proceeds of Dispositions

NONE

LACROSSE FOOTWEAR, INC.
EMPLOYEES' RETIREMENT SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 2002
PLAN 003
39-1446816

(a)	(b)	(c)	(d)	(e)
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental

NONE

(f) Expenses Incurred With Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, LaCrosse Footwear, Inc., which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, and State of Oregon, on the 25th day of June, 2003.

LACROSSE FOOTWEAR, INC. EMPLOYEES' RETIREMENT SAVINGS PLAN



By: ______________________________

Joseph P. Schneider
President and Chief Executive Officer
LaCrosse Footwear, Inc.

)01.1435375.

EXHIBIT INDEX

LACROSSE FOOTWEAR, INC. EMPLOYEES' RETIREMENT SAVINGS PLAN

FORM 11-K

Exhibit No.	Exhibit	Page Number in Sequentially Numbered Form 11-K
(23.1)	Consent of Hawkins, Ash, Baptie & Company, LLP	19
(99.1)	Written Statement of the Chief Executive Officer pursuant to 18 U.S.C. § 1350	21
(99.2)	Written Statement of the Chief Financial Officer pursuant to 18 U.S.C. § 1350	23

Exhibit (23.1)

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation of our report included in this Form 11-K into LaCrosse Footwear Inc.'s Registration Statement on Form S-8, Registration No. 33-77516, filed on April 8, 1994.

HAWKINS, ASH, BAPTIE & COMPANY, LLP

Hawkins, Ash, Baptie & Co., LLP
June 24, 2003
La Crosse, Wisconsin

Exhibit (99.1)

Written Statement of the President and Chief Executive Officer
Pursuant to 18 U.S.C. ∍1350, as adopted pursuant to
∍906 of the Sarbanes-Oxley Act of 2002

Solely for the purposes of complying with 18 U.S.C. ∍1350, I, the undersigned President and Chief Executive Officer of LaCrosse Footwear, Inc. (the "Company"), which administers the LaCrosse Footwear, Inc. Employees' Retirement Savings Plan (the "Plan"), hereby certify, based on my knowledge, that the Annual Report on Form 11-K of Plan for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Joseph P. Schneider
June 25, 2003

A signed original of this written statement required by Section 906 has been provided to LaCrosse Footwear, Inc. and will be retained by LaCrosse Footwear, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit (99.2)



Written Statement of the Executive Vice President and Chief Financial Officer Pursuant to 18 U.S.C. ∍1350, as adopted pursuant to ∍906 of the Sarbanes-Oxley Act of 2002

Solely for the purposes of complying with 18 U.S.C. ∍1350, I, the undersigned Executive Vice President and Chief Financial Officer of LaCrosse Footwear, Inc. (the " Company"), which administers the LaCrosse Footwear, Inc. Employees' Retirement Savings Plan (the " Plan"), hereby certify, based on my knowledge, that the Annual Report on Form 11-K of Plan for the year ended December 31, 2002 (the " Report") fully complies with the requirements of Section 15(d)of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



David P. Carlson
June 25, 2003

A signed original of this written statement required by Section 906 has been provided to LaCrosse Footwear, Inc. and will be retained by LaCrosse Footwear, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.